UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Constellation Pharmaceuticals, Inc.

(Name of Subject Company)

Constellation Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

210373106

(CUSIP Number of Class of Securities)

Jigar Raythatha

President and Chief Executive Officer

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, Massachusetts 02142

(617) 714-0555

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman

Elina Tetelbaum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 16, 2021, relating to the tender offer by MorphoSys Development Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) at a price per Share of $34.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in its entirety the paragraph under the heading “Legal Proceedings” on page 36:

“On June 29, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Susan Finger v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-00946 (D. Del.) (the “Finger Complaint”). The Finger Complaint names as defendants the Company and each member of the Company Board. The Finger Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Finger Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On June 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Michael Kent v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-00958 (D. Del.) (the “Kent Complaint”). The Kent Complaint names as defendants the Company and each member of the Company Board. The Kent Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Kent Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On June 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Matthew Whitfield v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-00967 (D. Del.) (the “Whitfield Complaint”). The Whitfield Complaint names as defendants the Company, Parent, Purchaser, and each member of the Company Board. The Whitfield Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants, Parent, and Purchaser. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Whitfield Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) the filing of a Solicitation/Recommendation Statement on Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) declaration that defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14a-9 thereunder; and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On June 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Peter Lyle v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-05682 (S.D.N.Y.) (the “Lyle Complaint”). The Lyle Complaint names as defendants the Company and each member of the Company Board. The Lyle Complaint alleges violations of Sections 14(d)(4) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants, violations of Section 20(a) of the Exchange Act against all defendants, and breach of fiduciary duty of candor and disclosure against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Lyle Complaint seeks: (i) injunctive relief preventing the consummation of the Offer; (ii) accounting for damages; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On July 1, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Hernan Prados v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-03715 (E.D.N.Y.) (the “Prados Complaint”). The Prados Complaint names as defendants the Company and each member of the Company Board. The Prados Complaint alleges violations of Sections 14(d)(4) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Prados Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) declaration that defendants violated Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 thereunder; and (iv) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

The Company, Parent and Purchaser believe the claims asserted in each of the complaints are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSTELLATION PHARMACEUTICALS, INC.

Dated: July 1, 2021	By:	/s/ Emma Reeve
Name: Emma Reeve
Title: Chief Financial Officer